

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2023

Hai Tran
Chief Financial Officer
CSG Systems International, Inc.
6175 S. Willow Drive, 10th Floor
Greenwood Village, Colorado 80111

      Re: CSG Systems International, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed February 18, 2022
          File No. 000-27512

Dear Hai Tran:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Technology